Contact

www.linkedin.com/in/bradseamon
(LinkedIn)
www.seamoncorporation.com
(Company)

Top Skills

Program Management
Strategic Planning
Management

Certifications

Certified Public Accountant
TTI SI DISC Certified
TTI SI Driving Forces Certified
Certified LXCouncil Moderator

Bradford Seamon

Certified Professional Coach, LXCouncil Certified Moderator
Washington DC-Baltimore Area

Summary

A seasoned professional with over 30 years of experience in the
public and private sectors. During his career, Mr. Seamon has
been involved in all aspects of business management from startup,
through survival, growth and divestiture.

Brad has led the day to day operations of a 6,000 employee
local government. He has facilitated numerous workshops and
strategy sessions on topics such as teamwork, organizational
alignment, strategic planning, business development and financial
management.

Brad has served as guest lecturer on Entrepreneurship at the
Howard University School of Business and consulted with Federal,
Local and Non-Profit agencies in the areas of Strategic Planning,
Organizational Development, Financial Management and Healthcare
Systems.

Specialties: Leadership, Coaching, Training, Government Contracts,
Equity and Inclusion, Business Development, Entrepreneurship,
Small Business, Healthcare

Experience

Seamon Coaching and Consulting
Certified Professional Coach, Trainer, Consultant
June 2019 - Present (4 years 9 months)
In 2019, Seamon Corporation launched Seamon Coaching and Consulting.
In this role, Brad provides coaching, training and consulting services to
individuals and organizations who are seeking to tap into their limitless
potential. Utilizing his 30 plus years of private and public sector leadership
experience together with his passion for seeing others thrive, Brad is
committed to helping people move from their current state to their desired
state. Seamon Coaching and Consulting's services include individual

coaching and leadership development, training workshops focused on talent identification and alignment and consulting engagements ranging from strategic planning to organizational alignment.

Seamon Corporation
Chief Operating Officer
May 2014 - Present (9 years 10 months)
Washington, District Of Columbia

Provides executive leadership of the finance and contract management functions. Ensures that operating departments are aligned and coordinated with the CEO's vision and strategic goals. Also provides advice and counsel to the CEO in the areas of business development and human resource management. Serves as a subject matter expert (SME) in the areas of health information management and population health management. Has also conducted numerous assessments and compliance reviews of federal grant programs and delivered training to public and private sector audiences.

LXCouncil
LXCouncil Certified Moderator
May 2019 - November 2023 (4 years 7 months)

LXCouncil (Leader Exchange Council) is a membership-based organization that develops unique
CEO and leader level peer-to-peer groups in multiple geographies. We assist owners to achieve
their potential through the creation of confidential peer advisory groups composed of non-
competing owners and leaders. Each council is designed to provide members with insights,
perspectives, and constructive solutions to their problems and road maps to their opportunities
through the experiences of their fellow peers. It is like "renting your own board of advisors".

At LXCouncil, we develop the right fit group for each CEO through our strategic alliances and
unique discovery process, thereby insuring the local CEO's value in participating with true peers
who are as committed as they are and bring something unique to the boardroom table.

Bright Road
Co-Founder
November 2020 - December 2021 (1 year 2 months)
Dover, Delaware, United States

Bright Road uses proprietary technology to reverse the systemic damage done by discrimination. We match companies with the fastest growing database of talented, vetted black professionals, black-owned businesses, products, and services while also providing a disruptive way to track corporate pledges for equity and assure those resources reach the people most in need. By being comprehensive, Bright Road challenges the old ways to specifically impact the wealth and equity gap plaguing people, around the world but especially in the United States.

Prince George's County
Chief Administrative Officer
December 2010 - May 2014 (3 years 6 months)

Mr. Bradford L. Seamon was confirmed as the Chief Administrative Officer (CAO) for Prince George's County, Maryland on March 27, 2012. As CAO, he oversaw the day-to-day operations of the entire County government as well as direct leadership of the Offices of Law, Human Resources and Information Technology and provided executive leadership for the County Executive's top initiatives including the Enterprise Resource Planning System, CountyStat program, 3-1-1 Call Center and the Transforming Neighborhoods Initiative; served as Board Member to Dimensions Healthcare System, Economic Development Corporation, District of Columbia Water and Sewer Authority (DC Water), Council of Governments (GOG) and the Pension Boards for the Police, Fire and General employees. Mr. Seamon also served on the Executive Committee for the restructuring of the County's healthcare delivery system and development of a new Regional Medical Center.

Seamon Corporation
President
February 1989 - December 2010 (21 years 11 months)

The company originally started as a small business accounting and tax firm. In 1991, a strategic business decision was made to transition the company into meetings, event and program management. In 2009, IT and Communications services were added to the company's portfolio. Mr. Seamon is responsible for overall company leadership. He focuses on marketing and business development, maintaining and developing client relationships and strategic planning. He also conducts research on market trends and new products and services that impact the company. He provides corporate oversight and management in the areas of financial management, human resources and technology implementation. He has also provided consulting services to the firm's clients in the areas of strategic planning, strategic and performance based budgeting and performance measurement. Mr. Seamon has developed materials, visual aids and conducted numerous training and workgroup sessions.

Synergics, Inc.
Controller
April 1988 - February 1989 (11 months)
Annapolis

SMS Data Products Group, Inc.
Project Controller
July 1986 - April 1988 (1 year 10 months)
Reston, Virginia

Deloitte Haskins and Sells
Senior Staff Auditor
July 1984 - July 1986 (2 years 1 month)

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Education

Howard University
Bachelor of Business Administration, Accounting

The Tuck School of Business at Dartmouth
Certificate of Completion, Leading a High Performing Minority Business

University of Maryland Global Campus
M.S., Management